UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 14)*

BGC Partners, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

05541T 10 1

(CUSIP Number)

Stephen M. Merkel, Esq.

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications)

November 15, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05541T 10 1	Page 2 of 13

1	Name of reporting persons Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 102,728,138 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 102,728,138 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 102,728,138 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 24.0%
14	Type of reporting person (see instructions) PN

CUSIP No. 05541T 10 1	Page 3 of 13

1	Name of reporting persons CF Group Management, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization New York

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 105,700,662 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 105,700,662 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 105,700,662 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 24.6%
14	Type of reporting person (see instructions) CO

CUSIP No. 05541T 10 1	Page 4 of 13

1	Name of reporting persons Howard W. Lutnick
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 10,994,713 shares of Class A Common Stock
	8	Shared voting power 120,783,402 shares of Class A Common Stock
	9	Sole dispositive power 10,994,713 shares of Class A Common Stock
	10	Shared dispositive power 120,783,402 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 131,778,115 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 29.7%
14	Type of reporting person (see instructions) IN

CUSIP No. 05541T 10 1	Page 5 of 13

This Amendment No. 14 (this “Amendment”) amends the Schedule 13D, dated April 1, 2008 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated December 1, 2008 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated January 30, 2009 (“Amendment No. 3”), Amendment No. 4 to the Original 13D, dated May 7, 2009 (“Amendment No. 4”), Amendment No. 5 to the Original 13D, dated August 3, 2009 (“Amendment No. 5”), Amendment No. 6 to the Original 13D, dated November 3, 2009 (“Amendment No. 6”), Amendment No. 7 to the Original 13D, dated April 1, 2010 (“Amendment No. 7”), Amendment No. 8 to the Original 13D, dated February 17, 2011 (“Amendment No. 8”), Amendment No. 9 to the Original 13D, dated January 16, 2013 (“Amendment No. 9”), Amendment No. 10 to the Original 13D, dated July 2, 2015 (“Amendment No. 10”), Amendment No. 11 to the Original 13D, dated December 23, 2016 (“Amendment No. 11”), Amendment No. 12 to the Original 13D, dated May 25, 2018 (“Amendment No. 12”) and Amendment No. 13 to the Original 13D, dated November 23, 2018 (“Amendment No. 13”), filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”). Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 or Amendment No. 13, as the case may be.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4, which is incorporated by reference herein.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by updating previously reported information with respect to the following items. All of the information set forth below has been previously reported in the public filings of BGC Partners, Inc. (the “Company” or “BGC Partners”) and/or in Section 16(a) reports of the relevant persons, in each case unless otherwise indicated or not applicable.

Unless otherwise noted, the terms “Class A Common Stock” and “Class B Common Stock” refer to the Class A Common Stock and Class B Common Stock of the Company, respectively.

Corporate Conversion Agreement and Support Agreement

On November 15, 2022, the Company and BGC Holdings, L.P., a Delaware limited partnership (“BGC Holdings”), along with certain other subsidiaries of the Company and, solely for the purposes of certain provisions therein, Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), entered into a Corporate Conversion Agreement (the “Corporate Conversion Agreement”) in order to reorganize and simplify the organizational structure of the BGC entities. Upon completion of the reorganization, the stockholders of BGC Partners and the limited partners of BGC Holdings shall participate in the economics of the BGC businesses through the same publicly traded corporate entity, BGC Group, Inc., a Delaware corporation (“BGC Group”).

Under the existing structure of the BGC entities, the Company and BGC Holdings – which is currently a consolidated subsidiary of the Company for accounting purposes – currently hold, directly or indirectly and on a combined basis, 100% of the limited partnership interests in BGC Partners, L.P., a Delaware limited partnership (“BGC U.S. Opco”), and BGC Global Holdings, L.P., a Cayman Islands limited partnership (together with BGC U.S. Opco, the “BGC Opcos”), which are the two operating partnerships of BGC. The limited partners of BGC Holdings, in their capacities as such, currently participate in the economics of the BGC Opcos through BGC Holdings, and the stockholders of BGC Partners, in their capacities as such, currently participate in the economics of the BGC Opcos through BGC Partners. This structure is sometimes referred to as an Umbrella Partnership/Corporation (“Up-C”).

When the reorganization is completed, the limited partners of BGC Holdings shall cease participating in the economics of the BGC Opcos indirectly through BGC Holdings and instead will participate in the economics of the BGC Opcos indirectly through BGC Group. The stockholders of the Company will also participate in the economics of the BGC Opcos indirectly through BGC Group. BGC Group will have Class A common stock and Class B common stock with terms that are substantially similar to the existing Class A Common Stock and Class B Common Stock, respectively, and the Class A common stock of BGC Group is expected to be listed on the Nasdaq Global Select Market under the symbol “BGC.” The reorganization would therefore have the effect of transforming the BGC entities from an Up-C to a simplified Full C-Corporation structure.

The Corporate Conversion Agreement provides that, on the terms and subject to the conditions set forth in the Corporate Conversion Agreement, the Company, BGC Holdings and their applicable subsidiaries will engage in a series of mergers (the “Mergers”), pursuant to which:

•

each share of Class A Common Stock and Class B Common Stock outstanding at the effective time of the Mergers will be converted into one share of Class A common stock and Class B common stock, respectively, of BGC Group;

•

each exchangeable limited partnership unit of BGC Holdings held by CFLP or one of its subsidiaries and outstanding at the effective time of the Mergers will be converted into one share of Class B common stock of BGC Group, subject to the terms and conditions of the Corporate Conversion Agreement, provided that a portion of the shares of BGC Group Class B common stock issued to CFLP will exchange into BGC Group Class A common stock in the event that BGC Group does not issue at least $75,000,000 in BGC Group common stock in connection with certain acquisition transactions prior to the seventh anniversary of the closing of the Mergers;

CUSIP No. 05541T 10 1	Page 6 of 13

•

each exchangeable limited partnership unit of BGC Holdings not held by CFLP or any of CFLP’s subsidiaries and outstanding at the effective time of the Mergers will be converted into one share of Class A common stock of BGC Group; and

•

each non-exchangeable limited partnership unit of BGC Holdings will, subject to certain limited exceptions, be converted into awards denominated in cash, restricted stock and/or RSUs of BGC Group, each as further set forth in the Corporate Conversion Agreement.

Following the execution of the Corporate Conversion Agreement, CFLP entered into a Support Agreement with the Company (the “Support Agreement”), pursuant to which, among other things, and subject to the terms and conditions of the Support Agreement, CFLP agreed to deliver to the Company a written consent approving and adopting the Corporate Conversion Agreement and the transactions contemplated thereby within two business days following the date on which BGC Group’s Registration Statement on Form S-4 filed in connection with the Mergers and the related transactions is declared effective by the Securities and Exchange Commission (“SEC”), with such consent to be effective on the 20th business day following the date on which the Company has commenced mailing of the related consent solicitation statement to the Company’s stockholders. The Support Agreement terminates upon certain events, including the termination of the Corporate Conversion Agreement in accordance with its terms.

The foregoing descriptions of the Corporate Conversion Agreement and the Support Agreement do not purport to be complete and are qualified in their entirety by the full text of the Corporate Conversion Agreement and the Support Agreement, a copy of each of which is filed as Exhibit 56 and Exhibit 57, respectively, hereto and is incorporated by reference herein. The Corporate Conversion Agreement and the Support Agreement have been attached to provide investors and stockholders with information regarding their respective terms. Such descriptions are not intended to provide any other factual information about the Company or CFLP or any other party thereto. Moreover, the representations and warranties in the Corporate Conversion Agreement and the Support Agreement were used for the purposes of allocating risk between the Company and CFLP rather than establishing matters of fact. Accordingly, the representations and warranties in the Corporate Conversion Agreement and the Support Agreement should not be relied on as characterization of the actual state of facts about the Company or CFLP or any other party thereto.

CFLP’s Rights to Purchase Exchangeable Limited Partnership Interests from BGC Holdings

As previously reported, CFLP has the right to purchase exchangeable limited partnership interests (“CFLP units”) from BGC Holdings upon redemption of non-exchangeable founding/working partner units of BGC Holdings (“FPUs”) redeemed by BGC Holdings upon termination or bankruptcy of the founding/working partner. In addition, pursuant to Article Eight, Section 8.08, of the Second Amended and Restated BGC Holdings Limited Partnership Agreement, where either current, terminating, or terminated partners are permitted by the Company to exchange any portion of their FPUs and CFLP consents to such exchangeability, the Company shall offer to CFLP the opportunity for CFLP to purchase the same number of CFLP units at the price that CFLP would have paid for the FPUs had the Company redeemed them. On October 25, 2022, CFLP purchased from BGC Holdings an aggregate of 275,833 CFLP units for an aggregate consideration of $397,196 as a result of the redemption of 275,833 FPUs, and 77,507 CFLP units for aggregate consideration of $142,613 as a result of the exchange of 77,507 FPUs. Any such CFLP units purchased by CFLP are currently exchangeable for up to 23,610,420 shares of Class B Common Stock or, at CFLP’s election or if there are no such additional available shares of Class B Common Stock, shares of Class A Common Stock, in each case on a one-for-one basis (subject to customary anti-dilution adjustments). As of November 13, 2022, there were no FPUs in BGC Holdings that BGC Holdings had the right to redeem or exchange and with respect to which CFLP had the right to purchase an equivalent number of CFLP units.

Distribution Rights Shares

As of November 13, 2022, CFLP has distributed to its current and former partners an aggregate of 20,850,346 shares of Class A Common Stock, consisting of (i) 19,372,639 shares to current and former CFLP partners to satisfy certain of CFLP’s distribution rights obligations provided to such partners on April 1, 2008, receipt of which had been deferred by those partners entitled to receive such shares (the “April 2008 distribution rights shares”), and (ii) 1,477,707 shares to satisfy certain of CFLP’s distribution rights obligations provided to current and former CFLP partners on February 14, 2012 in connection with CFLP’s payment of previous quarterly partnership distributions, receipt of which had been deferred by those partners entitled to receive such shares (the “February 2012 distribution rights shares” and, collectively with the April 2008 distribution rights shares, the “distribution rights shares”). As of November 13, 2022, CFLP was still obligated to distribute to its current and former partners an aggregate of 15,756,625 shares of Class A Common Stock, consisting of 13,999,105 April 2008 distribution rights shares and 1,757,520 February 2012 distribution rights shares, receipt of which has been deferred by those partners currently entitled to receive such shares.

CUSIP No. 05541T 10 1	Page 7 of 13

Standing Policy for Mr. Lutnick

In December 2010, as amended in 2013, the Company’s Audit Committee and Compensation Committee approved a standing policy that gives Mr. Lutnick the same right, subject to certain conditions, to accept or waive opportunities that have previously been offered, or that may be offered in the future, to other executive officers to participate in any opportunity to monetize or otherwise provide liquidity with respect to some or all of their non-exchangeable limited partnership units or to accelerate the lapse of or eliminate any restrictions on transferability with respect to their shares of restricted stock. In January 2017, the policy was further amended to include recent executive awards such as transactions that monetize and/or provide liquidity of equity or partnership awards granted to executive officers, including the right to exchange non-distribution earning units such as BGC Holdings NPSUs into distribution earning units such as BGC Holdings PSUs, or convert preferred units such as BGC Holdings PPSUs into regular, non-preferred units, such as BGC Holdings PSUs, based upon the highest percentage of distribution earning awards and in the same proportion of regular to preferred units held by another executive. As of November 13, 2022, Mr. Lutnick held 7,392,805 non-exchangeable BGC Holdings PSUs that are subject to his rights under the standing policy.

Change in Control Agreements

On August 3, 2011, each of Messrs. Lutnick and Stephen M. Merkel entered into an amended and restated Change in Control Agreement with the Company (the “Change in Control Agreements”), providing that, upon a change in control of the Company, all stock options, RSUs, restricted stock, and other awards based on shares of Class A Common Stock held by them immediately prior to such change in control shall vest in full and become immediately exercisable, and all limited partnership units in BGC Holdings shall, if applicable, vest in full and be granted immediately exchangeable exchange rights for shares of Class A Common Stock. The Change in Control Agreements also clarify the provisions relating to the continuation of medical and life insurance benefits for two years following termination or extension of employment, as applicable. As of November 13, 2022, Mr. Lutnick held 9,916,605 non-exchangeable BGC Holdings PSUs and Mr. Merkel held 83,028 non-exchangeable BGC Holdings PSUs/PSUs-CV and 119,133 non-exchangeable NPSUs-CV subject to monetization in connection with a change in control under the Change in Control Agreements. The Mergers will not constitute a change in control under the Change in Control Agreements.

2022 Controlled Equity OfferingSM Sales Agreement

As previously reported, on March 8, 2021, the Company filed a shelf registration statement on Form S-3 with respect to the issuance and sale of up to an aggregate of $300.0 million of shares of Class A Common Stock from time to time on a delayed or continuous basis (the “March 2021 Form S-3”) pursuant to a Controlled Equity OfferingSM sales agreement with Cantor Fitzgerald & Co. (“CF&Co.”). On July 8, 2022, the Company filed an amendment to the March 2021 Form S-3. On August 3, 2022, the March 2021 Form S-3 was declared effective by the SEC. On August 12, 2022, the Company entered into a Controlled Equity OfferingSM sales agreement (the “August 2022 Sales Agreement”) with CF&Co. pursuant to which the Company could offer and sell up to an aggregate of $300.0 million of shares of Class A Common Stock sold under the March 2021 Form S-3. Under the August 2022 Sales Agreement, the Company agreed to pay to CF&Co. a commission of 2% of the gross proceeds from the sale of shares of Class A Common Stock. As of November 13, 2022, the Company had not sold any shares of Class A Common Stock or paid any commission to CF&Co. under the August 2022 Sales Agreement.

The foregoing description of the August 2022 Sales Agreement does not purport to be complete and is qualified in its entirety by the full text of the August 2022 Sales Agreement, a copy of which is filed as Exhibit 58 hereto and is incorporated by reference herein.

CUSIP No. 05541T 10 1	Page 8 of 13

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

See Item 4, which is incorporated by reference herein. Item 5 is hereby amended and restated as follows:

The information in this Item 5 is provided as of November 13, 2022. The information set forth in this Item 5 is based upon an aggregate of 324,332,666 shares of Class A Common Stock outstanding as of November 13, 2022, which, as of the same date, reflects the effect of all monetizations, unit redemptions, exchanges, dispositions, or other transactions reported in the public filings of the Company and/or in Section 16(a) reports of the relevant persons since the filing of Amendment No. 13.

As described above, as of November 13, 2022, the aggregate number of April 2008 distribution rights shares that CFLP remains obligated to distribute is 13,999,105, all of which are distributable to current and former CFLP partners. Such partners include CFGM, Mr. Lutnick, and certain other persons listed below. As also described above, as of November 13, 2022, the aggregate number of February 2012 distribution rights shares that CFLP remains obligated to distribute is 1,757,520, including to CFGM, Mr. Lutnick and certain other persons listed below. As a result, certain of the distribution rights shares are included in the number of shares beneficially owned both directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP, and in the number of shares beneficially owned directly by CFGM, Mr. Lutnick, and the other holders of the distribution rights, including certain of the other persons listed below, resulting in substantial duplications in the number of shares of Class A Common Stock beneficially owned set forth below. Once CFLP distributes the remaining 15,756,625 distribution rights shares, these shares of Class A Common Stock will no longer be reflected as beneficially owned directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP; instead, beneficial ownership of such shares will be reported by CFGM and Mr. Lutnick, as a result of direct holdings by CFGM and Mr. Lutnick, and indirect holdings by Mr. Lutnick as a result of his control of CFGM, KBCR Management Partners, LLC (“KBCR”) and LFA LLC (“LFA”), and by the other recipients of the distribution rights shares, including certain of the other persons listed below.

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 45,122,728 shares of Class A Common Stock acquirable upon conversion of 45,122,728 shares of Class B Common Stock held by it, and (ii) 57,605,410 shares of Class A Common Stock acquirable upon exchange of 57,605,410 CFLP units. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Lutnick, the Chairman and Chief Executive Officer of CFGM and also the trustee of an entity that is the sole shareholder of CFGM. These amounts include 15,756,625 distribution rights shares which must be distributed by CFLP upon request, as discussed above.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 761,652 shares of Class A Common Stock acquirable upon conversion of 761,652 shares of Class B Common Stock held by it, (ii) 2,050,197 April 2008 distribution rights shares, receipt of which has been deferred, (iii) 160,675 February 2012 distribution rights shares, receipt of which has been deferred, and (iv) 102,728,138 shares of Class A Common Stock beneficially owned by CFLP, consisting of: (a) 45,122,728 shares of Class A Common Stock acquirable upon conversion of 45,122,728 shares of Class B Common Stock held by CFLP, and (b) 57,605,410 shares of Class A Common Stock acquirable upon exchange by CFLP of 57,605,410 CFLP units. The CFLP amounts include an aggregate of 15,756,625 distribution rights shares, which must be distributed by CFLP upon request, as discussed above.

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 605,193 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account (as of October 31, 2022), (ii) 4,514,349 shares of Class A Common Stock held in Mr. Lutnick’s personal asset trust, of which he is the sole trustee, (iii) 34,227 shares of Class A Common Stock held in certain of Mr. Lutnick’s retirement accounts, (iv) 287,226 shares of Class A Common Stock held in a Keogh retirement account, (v) 5,033,338 shares of Class A Common Stock held directly, and (vi) 520,380 shares of Class A Common Stock acquirable upon exchange of 520,380 CFLP units held directly.

In addition, Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 1,339,008 shares of Class A Common Stock held in various trust, retirement and custodial accounts consisting of ((i) 778,525 shares of Class A Common Stock held by a trust for the benefit of descendants of Mr. Lutnick and his immediate family (the “Trust”), of which Mr. Lutnick’ s wife is one of two trustees and Mr. Lutnick has limited powers to remove and replace such trustees, (ii) 539,270 shares of Class A Common Stock held by trust accounts for the benefit of Mr. Lutnick and members of his immediate family, (iii) 20,192 shares of Class A Common Stock held in custodial accounts for the benefit of certain members of Mr. Lutnick’ s family under the Uniform Gifts to Minors Act, and (iv) 1,021 shares of Class A Common Stock held in other retirement accounts for the benefit of Mr. Lutnick’s spouse;

CUSIP No. 05541T 10 1	Page 9 of 13

(b) 45,122,728 shares of Class A Common Stock acquirable upon conversion of 45,122,728 shares of Class B Common Stock held by CFLP, and 761,652 shares of Class A Common Stock acquirable upon conversion of 761,652 shares of Class B Common Stock held by CFGM;

(c) 57,605,410 shares of Class A Common Stock acquirable upon exchange by CFLP of 57,605,410 BGC Holdings exchangeable limited partnership interests;

(d) 7,742,325 April 2008 distribution rights shares receivable by Mr. Lutnick, receipt of which has been deferred;

(e) 1,231,396 February 2012 distribution rights shares receivable by Mr. Lutnick, receipt of which has been deferred;

(f) 2,050,197 April 2008 distribution rights shares receivable by CFGM, receipt of which has been deferred;

(g) 160,675 February 2012 distribution rights shares receivable by CFGM, receipt of which has been deferred;

(h) 1,610,182 April 2008 distribution rights shares receivable by the Trust, receipt of which has been deferred;

(i) 600,938 shares of Class A Common Stock owned of record by KBCR;

(j) 2,048,000 April 2008 distribution rights shares receivable by KBCR, by virtue of Mr. Lutnick being the managing member of KBCR, which is a non-managing General Partner of CFLP, receipt of which has been deferred;

(k) 287,967 February 2012 distribution rights shares receivable by KBCR, receipt of which has been deferred;

(l) 161,842 April 2008 distribution rights shares receivable by LFA, receipt of which has been deferred;

(m) 16,193 February 2012 distribution rights shares receivable by LFA, receipt of which has been deferred; and

(n) 44,889 shares of Class A Common Stock owned by LFA.

The CFLP amounts included in Mr. Lutnick’s holdings include an aggregate of 15,756,625 distribution rights shares, which must be distributed by CFLP upon request, as discussed above.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 600,938 shares of Class A Common Stock owned of record by it, (ii) 2,048,000 April 2008 distribution rights shares receivable by KBCR, receipt of which has been deferred, and (iii) 287,967 February 2012 distribution rights shares receivable by KBCR, receipt of which has been deferred.

Mr. Stuart A. Fraser is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 15,000 shares of Class A Common Stock owned of record by him, and (ii) Mr. Fraser is the beneficial owner of, and has shared voting and dispositive power with respect to an aggregate of 507,975 shares of Class A Common Stock held by trusts for the benefit of Mr. Fraser’s children.

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, 131,371 shares of Class A Common Stock, comprised of (i) 90,366 shares of Class A Common Stock held in his individual account, and (ii) 41,005 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account. In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 6,258 shares of Class A Common Stock held in trusts for the benefit of Mr. Merkel’s immediate family, of which Mr. Merkel’s spouse is the sole trustee.

CUSIP No. 05541T 10 1	Page 10 of 13

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 396,140 shares of Class A Common Stock, comprised of (i) 315,905 shares of Class A Common Stock held by her, (ii) 30,050 shares of Class A Common Stock held in her individual retirement accounts, (iii) 48,038 shares of Class A Common Stock held in Ms. Lutnick’s 401(k) account, and (iv) 2,147 shares of Class A Common Stock held in a trust account where she is the sole beneficiary. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 185,382 shares of Class A Common Stock, comprised of (i) 38,399 shares of Class A Common Stock held by LFA, (ii) 133,062 April 2008 distribution rights shares, receipt of which has been deferred, and (iii) 13,921 February 2012 distribution rights shares, receipt of which has been deferred.

Mr. Steven Bisgay does not beneficially own any shares of Class A Common Stock.

Ms. Allison Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to 8,563 shares of Class A Common Stock held in her individual retirement accounts. In addition, Ms. Allison Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 778,525 shares of Class A Common Stock held by trusts for the benefit of descendants of Mr. Howard Lutnick and his immediate family, of which Ms. Allison Lutnick is one of two trustees, (ii) 5,548 shares of Class A Common Stock held by LFA, (iii) 1,021 shares of Class A Common Stock held in her individual retirement account, (iv) 1,610,182 April 2008 distribution rights shares receivable by the family trust, receipt of which has been deferred, (v) 23,780 April 2008 distribution rights shares, receipt of which has been deferred, and (vi) 2,272 February 2012 distribution rights shares, receipt of which has been deferred.

(a) Number of shares and percent of Class A Common Stock beneficially owned as of November 13, 2022 by each of the Reporting Persons and the other persons listed below:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	102,728,138
CFGM	105,700,662
Mr. Lutnick	131,778,115
KBCR	2,936,905
Mr. Fraser	522,975
Mr. Merkel	137,629
Ms. Edith Lutnick	581,522
Mr. Bisgay	0
Ms. Allison Lutnick	2,429,891

Percent of Class A Common Stock:

Person	Percentage
CFLP	24.0%
CFGM	24.6%
Mr. Lutnick	29.7%
KBCR	*
Mr. Fraser	*
Mr. Merkel	*
Ms. Edith Lutnick	*
Mr. Bisgay	*
Ms. Allison Lutnick	*

*	less than 1%

CUSIP No. 05541T 10 1	Page 11 of 13

(b) Number of shares of Class A Common Stock beneficially owned as of November 13, 2022 as to which the Reporting Persons and each of the other persons listed below has:

(i)	sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	10,994,713
KBCR	0
Mr. Fraser	15,000
Mr. Merkel	131,371
Ms. Edith Lutnick	396,140
Mr. Bisgay	0
Ms. Allison Lutnick	8,563

(ii)	shared power to vote or direct the vote:

Person	Number of Shares
CFLP	102,728,138
CFGM	105,700,662
Mr. Lutnick	120,783,402
KBCR	2,936,905
Mr. Fraser	507,975
Mr. Merkel	6,258
Ms. Edith Lutnick	185,382
Mr. Bisgay	0
Ms. Allison Lutnick	2,421,328

(iii)	sole power to dispose or to direct the disposition of:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	10,994,713
KBCR	0
Mr. Fraser	15,000
Mr. Merkel	131,371
Ms. Edith Lutnick	396,140
Mr. Bisgay	0
Ms. Allison Lutnick	8,563

(iv)	shared power to dispose of or to direct the disposition of:

Person	Number of Shares
CFLP	102,728,138
CFGM	105,700,662
Mr. Lutnick	120,783,402
KBCR	2,936,905
Mr. Fraser	507,975
Mr. Merkel	6,258
Ms. Edith Lutnick	185,382
Mr. Bisgay	0
Ms. Allison Lutnick	2,421,328

CUSIP No. 05541T 10 1	Page 12 of 13

(c) See Item 4, which is incorporated by reference herein.

(d) The beneficiaries of the trusts for the benefit of Mr. Lutnick and his family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by such trusts. Mr. Fraser’s children have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by trusts established for their benefit. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by it. The beneficiaries of the trusts for the benefit of Mr. Merkel’s immediate family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by each of them.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented with the information contained in Items 4 and 5, which are incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 55	Joint Filing Agreement, dated as of November 16, 2022, by and among the Reporting Persons

Exhibit 56	Corporate Conversion Agreement, dated as of November 15, 2022, by and among BGC Partners, Inc., BGC Group, Inc., BGC Holdings, L.P., BGC GP, LLC, BGC Partners II, Inc., BGC Partners II, LLC, BGC Holdings Merger Sub, LLC, and, for certain limited purposes, Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of BGC Partners, Inc. filed with the Securities and Exchange Commission on November 16, 2022)

Exhibit 57	Support Agreement, dated as of November 15, 2022, by and among BGC Partners, Inc. and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of BGC Partners, Inc. filed with the Securities and Exchange Commission on November 16, 2022)

Exhibit 58	Controlled Equity OfferingSM Sales Agreement between BGC Partners, Inc. and Cantor Fitzgerald & Co., dated August 12, 2022 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K of BGC Partners, Inc. filed with the Securities and Exchange Commission on August 12, 2022)

[The remainder of this page intentionally left blank.]

CUSIP No. 05541T 10 1	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment with respect to the undersigned is true, complete and correct.

Date: November 16, 2022

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Schedule 13D/A, dated November 16, 2022]